UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              THE KOREA FUND, INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    500634100
                                    ---------
                                 (CUSIP Number)

                                 Michael Pradko
                        Harvard Management Company, Inc.
                               600 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 523-4400

                                 with a copy to:

                              THEODORE ALTMAN, ESQ.
                                PIPER RUDNICK LLP
                           1251 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10020-1104

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 15, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


                               Page 1 of 4 Pages

--------------------------------                                                        ---------------------------------
CUSIP No. 500634100                          SCHEDULE 13D AMENDMENT NO. 2                           Page 2 of 4 Pages
--------------------------------                                                        ---------------------------------
------------- -----------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              President and Fellows of Harvard College
------------- -----------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)    |_|
                                                                                                      (b)    |_|
------------- -----------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    |_|

------------- -----------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
------------------------------------ --------- --------------------------------------------------------------------------
   NUMBER OF SHARES                     7      SOLE VOTING POWER
     BENEFICIALLY
                                               11,813,400
    OWNED BY EACH                    --------- --------------------------------------------------------------------------
  REPORTING PERSON                      8      SHARED VOTING POWER
        WITH
                                               0
                                     --------- --------------------------------------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               11,813,400
                                     --------- --------------------------------------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               0
------------- -----------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,813,400
------------- -----------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

------------- -----------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.75%
------------- -----------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              EP
------------- -----------------------------------------------------------------------------------------------------------

        This second amendment (the "Second Amendment") amends and supplements the statement on Schedule 13D, as amended by Amendment No. 1 (the "Schedule"), previously filed with the Securities and Exchange Commission on December 15, 2003 by the President and Fellows of Harvard College ("Harvard"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of The Korea Fund, a Maryland corporation (the "Issuer").

ITEM 4.           PURPOSE OF TRANSACTION.

        On March 15, 2004 Harvard sent a letter to each of the Independent Directors of the Issuer. The letter stated Harvard's position that the actions taken by the Issuer to address the discount to net asset value have been inadequate, offered to separately discuss its concerns with the Independent Directors and stated that if it concluded that the interest of the investment manager is unduly persuading the Board, it will seriously consider taking steps necessary to remove that influence. The full text of the letter is set forth as
Exhibit 99.1 hereto.

         Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         The following document is filed as an Exhibit to this Second Amendment:

         EXHIBIT 99.1:     Letter, dated March 15, 2004.





                               Page 3 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2004                  PRESIDENT AND FELLOWS OF HARVARD COLLEGE



                                        By: /s/ Michael S. Pradko
                                           -------------------------------------
                                           Name: Michael S. Pradko
                                           Title: Authorized Signatory









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